Exhibit 99.2

Planet Image International Limited (the “Company”)

PROXY FOR 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated December 4, 2025, and hereby appoints the chairman of the Meeting as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 26, 2025, at 10:00 a.m., Beijing time, at 1st Floor, Clubhouse, Yajule Central City, Sanxiang Town, Zhongshan City, Guangdong Province, the People’s Republic of China, and to vote all ordinary shares of par value HK$0.0001 each, consisted of Class A ordinary shares of par value HK$0.0001 each and Class B ordinary shares of par value HK$0.0001 each, which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is made and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the proposals.

December 26, 2025

THE BOARD RECOMMENDS A VOTE FOR

ALL THE PROPOSALS.

I. It is resolved as an ordinary resolution that Weidong Gu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

II. It is resolved as an ordinary resolution that Shaofang Weng be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

III. It is resolved as an ordinary resolution that Tan Kwong Kun be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

IV. It is resolved as an ordinary resolution that Fenglei Jiang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

V. It is resolved as an ordinary resolution that Xinwei Xie be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

VI. It is resolved as an ordinary resolution that:

i.       a share consolidation of the Company’s issued and unissued shares (the “Shares”) be approved at a ratio of not less than one (1)-for-twenty-six (26) and not more than one (1)-for-eight thousand (8,000) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion prior to the Company’s 2027 annual general meeting (the “Share Consolidation”); and

ii.      in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

VII. It is resolved as a special resolution that subject to and immediately following the approval by the holders of the Company’s issued and outstanding Class B Ordinary Shares, the voting rights attached to the Class B Ordinary Shares be increased so that each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

VIII. It is resolved as a special resolution that the Company adopt an amended and restated articles of association in substitution for, and to the exclusion of, the Company’s then existing articles of association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of Planet Image International Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE:    www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL:    Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT:    For this Proxy to be valid, the duly completed and signed Proxy must be received not less than forty-eight (48) hours before the time appointed for holding Meeting or any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: